Corporate Office

7575 West Jefferson Blvd.

Fort Wayne, Indiana 46804

(260) 969-3500

(260) 969-3590 fax

www.steeldynamics.com

May 25, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4631

Attention: Mr. Dale Welcome, Staff Accountant

Washington, D.C.  20549-4631

RE:  Staff Comments Regarding Steel Dynamics, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2009, Form 10-K/A for the Fiscal Year Ended December 31, 2009, and Form 10-Q for the Fiscal Quarter Ended March 31, 2010.  SEC File No. 000-21719

Dear Mr. Welcome:

On behalf of the Registrant, Steel Dynamics, Inc., I am pleased to provide the following responses to the comments of the Staff of the Securities and Exchange Commission, in the letter dated May 12, 2010 (the “Comment Letter”), with respect to our referenced filings.

The numbered paragraphs and headings correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.  All page numbers refer to the page numbers contained in the referenced filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 42

Operating Results 2009 vs. 2008, page 44

1.                                 We note your discussion of changes in price and/or volume that have impacted your results.  We previously commented on your MD&A in our review of your Form 10-K for the fiscal year ended December 31, 2007.  In your response letter dated January 5, 2009, you committed to providing more quantitative information.  We again urge you to find ways to provide a more quantified discussion of the various factors that impact your results.  It appears that this disclosure would enable readers to better understand your results in a more informative and transparent manner.  Please tell us your intentions in this matter.

The Registrant considered its response letter dated January 5, 2009 and endeavored to provide more quantitative information in its subsequent filings. In future filings, Registrant will revisit this topic and look for ways to expand its discussions regarding the above referenced matters in its Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation (MD&A). In conjunction with disclosing period-to-period changes in operating income (loss) by segment and the related drivers for these changes (as noted in Registrant’s response to comment number 2), Registrant will quantify in terms of significance the impact on segment revenues and operating income from items including, but not limited to, shipping volume, product mix, product pricing, and other relevant operating matters, and the overall drivers of such items.

2.                                  In future filings, please revise your discussion of segment results to also disclose and discuss the reasons for the material changes between your segment operating income (loss) from period-to-period. Please see Release No. 33-8350 for guidance.

The Registrant agrees. In future filings, Registrant will disclose period-to-period changes in operating income (loss) by segment and discuss the significant factors causing changes.

Critical Accounting Policies and Estimates, page 54

Impairments of Long-Lived Tangible and Finite-Lived Intangible Assets, page 55

3.                                  Please revise future annual and quarterly filings to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test these assets for recoverability.  If an analysis is conducted in a given period, please include a specific and comprehensive discussion regarding the results of that analysis.

The Registrant agrees. In future annual filings on Form 10-K, Registrant will expand the Critical Accounting Policies and Estimates section of  MD&A to provide a more comprehensive discussion regarding matters it considers in determining the necessity to test long-lived tangible and finite-lived intangible assets for impairment; similar to the following:

Impairments of Long-Lived Tangible and Finite-Lived Intangible Assets.   We review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable.  Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.  The impairment loss is measured by comparing the fair value of the asset to its carrying amount.  We consider various factors and determine whether an impairment test is necessary including, by way of examples, a significant and prolonged deterioration in operating results and projected cash flows, significant changes in the extent or manner in which an asset is used, technological advances with respect to assets which would potentially render them obsolete, our strategy and capital planning, and the economic climate in markets to be served.

In the event an analysis is performed, a comprehensive discussion regarding the results of such analysis will be provided in MD&A in the interim and/or annual periods in which the analysis was performed.

Goodwill and Other Indefinite-Lived Intangible Assets, page 55

4.                                  In future filings, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit:

•                  Identify the reporting unit.

•                  The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•                  The amount of goodwill allocated to the reporting unit.

•                  A description of the assumptions that drive the estimated fair value.

•                  A discussion of any uncertainties associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.

•                  A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

•                  Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination.  Refer to Item 303 of Regulation S-K.

The Registrant agrees. In future filings, if the Registrant determines that the estimated fair values of its reporting units are individually or in the aggregate not substantially in excess of their carrying value, Registrant will provide the above noted information.  If Registrant determines that the estimated fair values substantially exceed carrying values for all reporting units, a statement to that effect will be provided.

Item 8.  Consolidated Financial Statements and Supplementary Data, page 58

Consolidated Statements of Cash Flows, page 65

5.                                 In Future filings, please revise the operating activity section of your statements of cash flows to begin the reconciliation with consolidated net income (loss) as required by FASB ASC 230-10-45-28.

The Registrant agrees. In future filings, Registrant will revise the operating activity section of each of its statements of cash flows to begin the reconciliation with consolidated net income (loss).

Note 1—Description of the Business and Summary of Significant Accounting Polices, page 69

Goodwill, page 70

6.                                  Please explain to us the reason for the change in carrying amount of your goodwill from 2008 to 2009.  Additionally, please revise future filings to provide the disclosures required by FASB ASC 350-20-50.

The Registrant’s change in goodwill from 2008 to 2009, as depicted on page 70 of the Registrant’s 2009 Form 10-K and 10-K/A, relates solely to goodwill related to our metals recycling operations, which was $596,689,000 at December 31, 2008 and $584,510,000 at December 31, 2009.  This goodwill consists of amounts related to the acquisitions of several metals recycling operations which include OmniSource Corporation, Elizabethton Herb & Metal, and Recycle South, LLC.  The $12,179,000 decrease in goodwill in 2009 relates to three factors:

1)              Finalization in 2009 of purchase accounting allocations related to the June 2008 acquisition of Recycle South, resulting in an increase to goodwill of $15,877,000.

2)              Recognition of the 2009 tax benefit related to the amortization of the component of OmniSource tax-deductible goodwill in excess of book goodwill, resulting in a decrease to goodwill of $8,330,000.

3)              Reduction in OmniSource goodwill and noncurrent deferred tax liabilities of $19,726,000, to reflect an adjustment to the book and tax basis differences originally identified at the acquisition date which the Registrant determined in 2009 did not exist.

Registrant will revise future filings to provide the disclosures required by FASB ASC 350-20-50.

Note 3—Long-Term Debt, page 77

5.125% Convertible Senior Notes, page 79

7.                                  With a view towards future disclosure, please provide us with a specific and comprehensive discussion of your anti-dilution provisions.  In this regard, please address whether the provisions protect holders from declines in your stock price.  Refer to FASB ASC 815-10-65-3.

Registrant confirms that the anti-dilution provisions related to the 5.125% Convertible Senior Notes due 2014 do not protect holders from declines in the Registrant’s stock price.

In future filings on Form 10-K, the Registrant plans to expand its disclosure concerning the anti-dilution provisions related to the 5.125% Convertible Senior Notes due 2014, similar to the following:

The 5.125% convertible senior notes due 2014 are non-cancelable for five years and bear interest at 5.125% payable semi-annually in arrears on June 15 and December 15 of each year.  Note holders can convert the notes into the company’s common stock at an initial conversion rate of 56.9801 per $1,000 principal amount of notes (16,381,779 shares.)  The conversion rate is fixed, except for standard anti-dilution provisions related to such events as the issuance of common stock as a dividend or distribution, the effect of a share split or share combination, issuance to all or substantially all holders of our common stock certain rights or warrants to subscribe for or purchase shares of our common stock, pay cash dividends or distributions to all or substantially all holders of our common stock other than regular quarterly cash dividends exceeding an established threshold amount per share, or if we make a payment in respect of a tender offer or exchange offer for our common stock.  In addition, on or after June 20, 2012, if the last reported sales price of the company’s common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the company provides the notice of redemption to holders exceeds 130% of the applicable conversion price (currently $17.55 per share) in effect on each such trading day, the company may redeem for cash all or part of the notes at a price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest.  The 5.125% convertible senior notes are equal in right of payment with all existing and future senior unsecured indebtedness and senior in right of payment to all subordinated indebtedness.

Note 14—Condensed Consolidating Information, page 95

8.                                  Please provide us a reconciliation of your parent equity to consolidated equity for your condensed consolidating balance sheets.  In this regard, it is unclear to us why total stockholders’ equity of the parent does not equal total consolidated Steel Dynamics Inc. stockholders’ equity.  In addition, please help us understand your presentation of your parent financial amounts in your condensed consolidating statements of operations.  In this regard, it is unclear to us why the equity in net income of subsidiaries includes the net loss attributable to non-controlling interests.

The Registrant notes that the difference between Registrant’s parent equity in the condensed consolidating information footnote and consolidated equity relates specifically to retained earnings, and represents the undistributed accumulated earnings (losses) of guarantor and non-guarantor subsidiaries that have not been reflected in the Registrant’s parent company retained earnings or investment in subsidiaries.  In future filings, Registrant will reflect this reclassification adjustment which will increase the Registrant’s parent company retained earnings to an amount equal to consolidated Steel Dynamics, Inc. retained earnings, and correspondingly increase Registrant’s parent company investment in subsidiaries to reflect the parent’s investments in its subsidiaries and retained earnings on the equity method of accounting.

In addition, in future filings equity in net income (loss) of subsidiaries will be reflected as net income (loss) attributable to Steel Dynamics, Inc.

In addition, Registrant acknowledges the following:

•                  Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your prompt attention to this response.  If you, or any other member, of the Staff has any further questions or comments concerning these responses, please telephone the undersigned at 260.969.3567.

Very truly yours,

Steel Dynamics, Inc.

/s/ Theresa E. Wagler
Theresa E. Wagler
Chief Financial Officer